Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES FILING OF FORM 20-F FOR THE FISCAL YEAR ENDED 2018, PUBLICATION OF ATACOCHA TECHNICAL REPORT AND PUBLICATION OF MINERAL RESERVES AND MINERAL RESOURCES REPORT

Luxembourg, April 03, 2019 — Nexa Resources S.A. (“Nexa Resources” or “Nexa” or “the “Company”) (NYSE, TSX: NEXA), announces that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the U.S. Securities and Exchange Commission (www.sec.gov/edgar) and on SEDAR in Canada (www.sedar.com).

Nexa also announces that it has filed its full updated report on Mineral Reserves and Mineral Resources as of December 31, 2018 — Mining Report. As disclosed on the notice to the market on March, 28, 2019, Nexa’s Mineral Reserves reached 4,449.0 kt contained Zn, an increase compared to the previous (3,897.2 kt contained Zn), as the result of a positive feasibility study and production decision on the Aripuanã project.

Nexa Resources additionally informs the publication of its Technical Report for Atacocha mine.

Both the Mining Report and the Atacocha Technical Report contain descriptions of  mineral reserves and mineral resources estimates prepared in accordance with National Instrument 43-101 (“NI 43-101”), and may not be comparable to similar information prepared in accordance with Industry Guide 7 that is presented in our annual report on Form 20-F.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is among the top five producers of mined zinc globally in 2018, according to Wood Mackenzie. Nexa is also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa Resources to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

This news release also contains references to estimates of mineral resources and mineral reserves. The estimation of mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. Estimates of mineral

NYSE, TSX: NEXA

Contact: ir@nexaresources.com

reserves provide more certainty but still involve similar subjective judgments. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production from the Company’s projects, the anticipated tonnages and grades that will be mined and the estimated level of recovery that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that ultimately may prove to be inaccurate. Mineral resource or mineral reserve estimates may have to be re-estimated based on: (i) fluctuations in mineral prices; (ii) results of drilling; (iii) metallurgical testing and other studies; (iv) proposed mining operations, including dilution; (v) the evaluation of mine plans subsequent to the date of any estimates and/or changes in mine plans; (vi) the possible failure to receive required permits, approvals and licenses; and (vii) changes in law or regulation.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Roberta Varella — Head of Investor Relations

ir@nexaresources.com

+55 11 3405-5601